Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, TX 75075

August 27, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Michelle M. Anderson
Legal Branch Chief

Re:	Remote Dynamics, Inc.
Preliminary Revised Information Statement filed June 7, 2007
Form 10-KSB filed April 7, 2007
File No. 0-26140

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 6, 2007 (the “Comment Letter”) relating to the Preliminary Revised Information Statement (the “Information Statement”) of Remote Dynamics, Inc. (the “Company”) and well as the Company’s Annual Report on Form 10-KSB referenced above (the “Form 10-KSB”). The answers set forth herein refer to each of the Staffs' comments by number. We are filing herewith a Preliminary Revised Information Statement reflecting our responses to the Staff’s comments.

Preliminary Revised Information Statement

1.
Revise to prominently disclose that the acquisition of BounceGPS, Inc. was a reverse merger whereby Bounce Mobile Systems, Inc. obtained control of the registrant. Also clarify that the historical operations of Remote Dynamics will comprise substantially all of your ongoing operations. Further, provide a detailed discussion of the Board’s reasons for approving the reverse merger.

Response

We have revised the section of the Information Statement entitled “INTRODUCTION AND SUMMARY-Acquisition of BounceGPS, Inc.” to add the following:

“Bounce Mobile Systems, Inc. acquired control of our Company in the transaction and, accordingly, we have treated the transaction as a “reverse merger” for financial reporting purposes. Nonetheless, the historical operations of Remote Dynamics, Inc. represent substantially all of our continuing business and operations. ”

Securities and Exchange Commission
August 27, 2007

We have added substantially similar disclosure to the section of the Information Statement entitled “PROPOSAL 1-AMENDMENT TO CERTIFICATE OF INCORPORATION-WHAT IS THE PURPOSE OF THE AMENDMENT?-BounceGPS Acquisition”

We have also renamed the section of the Information Statement entitled “TRANSACTION HISTORY” as “TRANSACTION HISTORY AND PRINCIPAL REASONS FOR OUR BOARD’S APPROVAL OF THE TRANSACTION” and revised that section to provide a detailed discussion of the Board’s reasons for approving the transaction.

2.
Please provide all of the information with respect to the registrant and BounceGPS, including detailed business and MD&A disclosure, that is required by Item 14(c)(1) and (c)(2) of Schedule 14A. To the extent the Form 10-KSB that will be distributed along with the information statement contains the information called for by Item 14(c), then revise to specifically incorporate it by reference. See Item 14(e) of Schedule 14A.

Response

We have added a new section to the Information Statement entitled “GENERAL-BounceGPS”.

We have also included MD&A disclosure with respect to BounceGPS as Appendix C to the Information Statement and have revised the section of the Information Statement entitled “INTRODUCTION AND SUMMARY-Financial and Other Information Relating to Acquisition of BounceGPS, Inc.” to refer to that Appendix.

We believe that the Form 10-KSB contains the information called for by Item 14(c) of Schedule 14A with respect to the Company and intend to distribute it to stockholders together with the Information Statement. We revised the section of the Information Statement entitled “Annual Report on Form 10-KSB” to specifically incorporate the Form 10-KSB by reference. We have also added a new section to the Information Statement entitled “INTRODUCTION AND SUMMARY-Financial and Other Information Relating to the Company” containing substantially similar disclosure.

Security Ownership of Management and Certain Security Holder

Securities and Exchange Commission
August 27, 2007

3.	Revise the table to provide columns for each class of voting securities. Refer to Item 403 of Regulation S-B.

Response

We have revised the table to provide columns for each class of voting securities.

Annual Report on Form 10-KSB

4.	Please distribute financial statements for the period ended March 31, 2007 as reported in your Form 10-QSB.

Response

We have revised the Information Statement to include financial statements for the period ended June 30, 2007 as reported in our Form 10-QSB filed on August 14, 2007 as Appendix D thereto.

Proforma Financial Information

5.
Please update the pro forma financial information to include the year ended December 31, 2006. Also pro forma financial information is required only for the most recent fiscal year. Please delete the pro forma information for the 2005 fiscal year.

Response

We have updated the pro forma financial information to include the year ended December 31, 2006. We have deleted the pro forma financial information for the 2005 fiscal year.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-3

Series B Convertible Notes payable and
Redeemable Preferred Stock, page F-3

6.
We note on page F-25 that you were not in compliance with certain obligations relating to the Series B Note Financing. Tell us how you applied the guidance in paragraph 5 of SFAS no. 78 and EITF 86-30 in evaluating whether the note should be classified as noncurrent.

Securities and Exchange Commission
August 27, 2007

Response

We have considered the guidance of SFAS No. 78 and EITF 86-30, and have determined that the Series B Notes should be classified as non-current as of December 31, 2006 as the Company was in compliance with all provisions of the debt agreement as of the balance sheet date (December 31, 2006). As of June 30, 2007, the Company is not in compliance with certain covenants / provisions of the debt agreements; accordingly, the Company has classified the Series B Notes as current in the financial statements included on Form 10-Q filed August 14, 2007.

Consolidated Statement of Stockholders’ Deficit, page F-5

7.
Please refer to the issuances of common stock for services during the fiscal year ended December 31, 2006 and the interim period ended March 31, 2007. Tell us if you accounted for the issuance of your common stock based on the fair value of the services received or the fair value of the common stock issued. Also, describe how you measured the fair value.

Response

We accounted for the issuance of common stock based on the fair value of the common stock issued which also equaled the fair value of services received. The fair value of the common stock issued was measured using the trading price of the common stock on the date of issuance multiplied by the number of common shares issued.

Notes to Consolidated Financial Statements

Note 1-Organization and Business Overview
Share Exchange Agreement, page F-8

8.
Describe for us how you accounted for the reverse merger with BounceGPS. Clarify the meaning of your disclosure that you have “preliminarily excluded from the purchase cost the fair value of the BounceGPS capital stock”, which results in “effectively treating this element of the transaction as in substance a form of recapitalization where no goodwill is recorded”. Also explain how you accounted for stockholder’s equity, which should reflect the capital structure of the legal parent, Remote Dynamics. Describe how you accounted for the Series C convertible preferred stock and warrants issued in the exchange. It is unclear why the financial statements at F-3 do not reflect a carrying amount for the Series C preferred stock.

Securities and Exchange Commission
August 27, 2007

Response

We recognize in a reverse merger where BounceGPS is the accounting acquirer that all historical balances of BounceGPS accounts, including its equity accounts, will remain unchanged in the purchase accounting. However, the fair value of BounceGPS was considered as we evaluated the fair value of the merger exchange for the purpose of determining total acquisition cost.

The disclosure you have inquired about relates to our estimate of acquisition cost. Acquisition cost is a function of (i) fair value of liabilities assumed and (ii) fair value of cash/properties. In accordance with paragraph 20 of FAS 141, we considered the fair values of properties exchanged (100% of the capital stock of BounceGPS) in our measurement of the cost of the acquired entity (Remote Dynamics). Although this was considered, it did not result in any increase to the acquisition cost due to the following:

•
Upon completion of the merger, BMSI retained a significant (greater than 60%) ownership in BounceGPS so they had in fact only exchanged property that represented a minority interest in BounceGPS capital stock or net assets.

•
Any BounceGPS net fair value was essentially paid for in the form of Series B notes, where such Series B notes fair value was validated through the purchase of such Series B notes for cash by unrelated third parties in the financing transaction (so it was a minority interest exchanged in an entity (BounceGPS) with effectively no net assets at fair value when the additional debt exchanged for BounceGPS is considered)

As a result, although the fair value of BounceGPS’s capital stock or net assets was considered there was not any incremental purchase cost resulting from this property distributed to Remote Dynamics.

These facts led to the disclosure you have inquired about -- “preliminarily excluded from the purchase cost the fair value of the BounceGPS capital stock”. After further consideration, the Company will delete this disclosure altogether on a go forward basis.

Second you inquired about the meaning of the disclosure “effectively treating this element of the transaction as in substance a form of recapitalization where no goodwill is recorded”. Since BMSI received in exchange for BounceGPS, Series B notes equivalent to its fair value of approximately $660,000, it is as if BounceGPS had recapitalized with debt equal to its fair value of net assets and then been merged into Remote Dynamics. Therefore, with a net exchange value of zero there was no incremental goodwill created through the exchange of this property as no net fair value was distributed in the exchange.

Additionally, since the merger was accomplished with no net acquisition cost (limited, if any, to any net liabilities assumed), the transaction again appears in substance as a form of recapitalization where no goodwill is recorded.

Securities and Exchange Commission
August 27, 2007

As part of our valuation process, the total assets acquired (including intangibles) was valued at $6,615,000 compared to liabilities assumed of $5,115,000 plus debt balances of $7,111,000 (total of $12,226,000). As the liabilities and debt greatly exceeded the fair value of assets acquired, it was determined through our valuation process that the market value of invested capital (debt and equity) was only $1,500,000. Our valuation of the market value of invested capital (debt and equity) supported the allocation of $1,350,000 to debt (with a face value of $7,111,000) and the remaining $150,000 was allocated to the redeemable Series B preferred stock. The difference between the face amount of the debt and the fair value of the debt totaled $5,761,000 and was recorded to debt discount and is being accreted to interest expense over the term of the note.

The valuation of the business did not support any value to the common stock or the Series C preferred stock. Our valuation analysis indicated that no value was provided by BMSI for the Series C preferred stock with any fair value for BounceGPS fully described by the Series B Notes exchanged. Further, our third party valuation firm confirmed that the Series C preferred stock should have no value as substantial debt with senior rights far exceeded the fair value of assets acquired. The value of the Series C preferred stock was determined to be zero; accordingly, the carrying value was recorded at zero. Additionally, the value of the business did not support value to the warrants issued in the exchange.

We accounted for stockholders equity by reflecting the activity and structure of BounceGPS up until the reverse merger date, at which point we eliminated the capital structure (common stock) of BounceGPS and reflected the capital structure of the legal parent, Remote Dynamics. As shown on the face of the statement of stockholders deficit, we show an increase in the number of shares outstanding of 59,955,408 that represents the outstanding shares retained by the Remote Dynamics stockholders.

Note 10-Stockholders’ Equity Instruments and Related Matters
Series C Convertible Preferred Stock, page F-29

9.
Please tell us how you applied the guidance in EITF 00-19 in evaluating whether the conversion feature for the Series C convertible preferred stock is an embedded derivative that you should separate from the preferred stock and account for at fair value under SFAS 133. We note that the preferred stock converts into 51% of Remote Dynamic’s outstanding shares, including future issuances of common shares. This results in the preferred stock potentially converting into a number of shares that is not determinable at the date of issuance and affects the analysis of the conditions addressed in paragraphs 19 through 24 of EITF 00-19.

Securities and Exchange Commission
August 27, 2007

Response

The Series C convertible preferred stock converts into 51% of the number of the fully diluted shares based upon indebtedness or other obligations of the Company existing as of the issuance date. The conversion ratio does not include future common stock issuances relating to new debt obligations, sale of securities, operations, or any other current and/or future activity subsequent to the issuance date of the Series C preferred stock, accordingly, there is a limit on the number of shares issuable upon conversion of the Series C preferred stock.

The maximum number of common shares issuable is determinable based on the fact that the indebtedness and pre-existing obligations (which are convertible, exercisable, or able to exchange) are known and quantified as of the date of the Series C issuance. The maximum number of shares issuable from the conversion of Series C Preferred is 2,354,205,154. Any further common stock issuances are within the Company’s control and accordingly, the maximum number of shares which the Series C Preferred converts is determinable.

Please note that the Company can potentially settle other obligations in stock, however, these “potential future issuances” are excluded from our share settlement calculations as this is entirely within the Company’s control.

As the Company is able to determine the maximum number of shares issuable upon conversion of the Series C preferred stock, we proceeded to considered whether there are sufficient authorized and un-issued shares of common stock available to settle the contracts that must be analyzed under EITF 00-19.

We believe share settlement is controlled by the Company, as the majority shareholder, BMSI, controls the ability to effect (i) an amendment to the Company's Amended and Restated Certificate of Incorporation to authorize (after giving effect to the reverse stock split described herein) 750,000,000 authorized shares of our common stock having a par value of $0.01 per share; (ii) a one-for-fifty reverse stock split of our common stock. The increase in authorized shares and reverse split were specific provisions defined in the transaction documents and the approval and actions were agreed upon by the Company and the majority shareholder commensurate with the closing of the transaction. This approval and ability to affect the increase in authorized and reverse split was provided immediately after the closing of the Series B financing transaction and the merger with BounceGPS. Due to the fact that the Company has had this ability, the Company is not required to obtain any other shareholder approval and accordingly the Company controls the share settlement.

Upon the effectiveness of the increase in authorized shares and one-for-fifty reverse stock split mentioned above, the Company will have sufficient authorized and unissued shares available to settle all convertible preferred stock and convertible debt instruments issued by the Company. Because the Company got approval concurrently with this offering, we’ve determined the Company controls share settlement and the Company does have sufficient authorized and unissued shares. As the Company does not fail the tests described in EITF 00-19, we have determined that the Series C preferred stock is not an embedded derivative.

Securities and Exchange Commission
August 27, 2007

10.
In addition the absence of a limit on the number of shares issuable upon conversion of the Series C preferred stock will affect the analysis of other convertible preferred stock and debt instruments that are within the scope of EITF 00-19. Tell us how you assessed each of the other issuances of convertible preferred stock and debt in determining whether there are sufficient authorized and unissued shares available to settle the contracts that must be analyzed under EITF 00-19.

Response

As stated above, there is a limit on the number of shares issuable upon conversion of the Series C preferred stock. The limit is 2,354,205,154 common shares. As the Company does not fail the tests described in EITF 00-19, we have determined that the other issuances of preferred stock and debt are not embedded derivatives.

Note 12-Related Party Transactions, page F-33

11.	The related party transactions described on page F-33 and in your Schedule 14A filed on June 7, 2007, should be identified on the face of the financial statements. Refer to paragraph 2 to SFAS No. 57.

Response

We have considered the guidance of SFAS No. 57, and accordingly, we have disclosed all related party “due to / due from” balances on the face of the financial statements for the interim period ended June 30, 2007 which have been included in Form 10Q filed August 14, 2007.

Securities and Exchange Commission
August 27, 2007

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Walters
David Walters
Chairman